UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SORRENTO THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74838 K306

(CUSIP number)

Henry Ji, Ph.D. Vivian Q. Zhang, Ph.D. The Ji-Zhang Family Trust, dated May 20, 2010 c/o Sorrento Therapeutics, Inc. 6042 Cornerstone Ct. West, Suite B San Diego, CA 92121 Telephone: (858) 210-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74838 K306

(1)	Names of reporting persons Henry Ji, Ph.D.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 37,500(1)
	(8)	Shared voting power 49,404,032(2)
	(9)	Sole dispositive power 37,500(1)
	(10)	Shared dispositive power 49,404,032(2)
(11)	Aggregate amount beneficially owned by each reporting person 49,441,532
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 16.5%(3)
(14)	Type of reporting person (see instructions) IN

(1)	Comprised of shares of common stock issuable pursuant to stock options exercisable within 60 days of the date of this filing.
(2)	Comprised of 43,154,032 shares of common stock deemed to be beneficially owned by Dr. Ji solely in his capacity as a trustee of The Ji-Zhang Family Trust, dated May 20, 2010 (the “Family Trust”) and 6,250,000 deemed to be beneficially owned by Dr. Ji in his capacity as one of the three controlling persons of the Hongye SD Group, LLC.
(3)	Percentage of class calculated based on an aggregate of 299,877,135 shares issued and outstanding as of May 15, 2012.

CUSIP No. 74838 K306

(1)	Names of reporting persons Vivian Q. Zhang, Ph.D.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 43,154,032(1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 43,154,032(1)
(11)	Aggregate amount beneficially owned by each reporting person 43,154,032(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 14.4%(2)
(14)	Type of reporting person (see instructions) IN

(1)	Comprised of shares of common stock deemed to be beneficially owned by Dr. Zhang solely in her capacity as a trustee of the Family Trust.
(2)	Percentage of class calculated based on an aggregate of 299,877,155 shares issued and outstanding as of May 15, 2012.

CUSIP No. 74838 K306

(1)	Names of reporting persons The Ji-Zhang Family Trust, dated May 20, 2010
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 43,154,032(1)
	(8)	Shared voting power
	(9)	Sole dispositive power 43,154,032(1)
	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 43,154,032
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 14.4%(2)
(14)	Type of reporting person (see instructions) OO

(1)	Power is exercised through its trustees, Dr. Ji and Dr. Zhang.
(2)	Percentage of class calculated based on an aggregate of 299,877,135 shares issued and outstanding as of May 15, 2012.

Explanatory Note

This statement constitutes Amendment No. 2 to the Statement on Schedule 13D filed on September 24, 2009 (the “Initial 13D”) by Henry Ji, Ph.D. (“Dr. Ji”) and as amended on January 26, 2011, relating to his beneficial ownership of the common stock, par value $0.0001 per share (“Common Stock”), of Sorrento Therapeutics, Inc., a Delaware corporation (the “Issuer”) (formerly known as QuikByte Software, Inc.).

In accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, unless otherwise stated herein, the Initial 13D, as previously amended, remains in full force and effect. Terms used therein and not defined herein shall have the meanings ascribed thereto in the Initial 13D.

ITEM	3. Source and Amount of Funds of Other Considerations.

Item 3 is hereby amended and restated in its entirety as follows:

On May 14, 2012, the Issuer entered into an Amended and Restated Stock Purchase Agreement (the “Stock Purchase Agreement”) with certain investors (the “Investors”) pursuant to which, on May 15, 2012, the Issuer sold and issued an aggregate of 37,500,000 shares of the Issuer’s common stock (the “Issuer Shares”), in consideration for an aggregate purchase price of $6.0 million (the “Financing”). In the Financing, Hongye SD Group, LLC (“Hongye”), purchased an aggregate of 6,250,000 Issuer Shares in consideration for an aggregate purchase price of $1.0 million. Dr. Ji is one of three control persons of Hongye. All of the funds required to acquire the Issuer Shares in the Financing by Hongye came from working capital. The foregoing description of the terms of the Stock Purchase Agreement is qualified in its entirety by reference to the copy of the Stock Purchase Agreement filed as Exhibit 2 of this Schedule 13D and incorporated herein by reference.

ITEM	4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented by deleting the last paragraph thereof and adding the following in its place:

Hongye acquired the Issuer Shares in the Financing solely for investment purposes.

The Reporting Persons do not have any present plans or proposals that relate to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM	5. Interest in Securities of the Issuer.

(a) Percentage interest calculations for each Reporting Person are based upon the Issuer having 299,877,135 total outstanding share of Common Stock.

Dr. Ji

Individually, and because of his position as a control person of Hongye, and a trustee of the Family Trust, Dr. Ji, pursuant to Rule 13d-3 of the Act, is deemed to be the beneficial owner of 49,441,532 Issuer Shares in the aggregate, which constitutes approximately 16.5% of the outstanding Issuer Shares.

Dr. Vivian Q. Zhang (“Dr. Zhang”)

Because of her position as a trustee of the Family Trust, Dr. Zhang, pursuant to Rule 13d-3 of the Act, is deemed to be the beneficial owner of 43,154,032 Issuer Shares, which constitutes approximately 14.4% of the outstanding Issuer Shares.

Family Trust

The aggregate number of Issuer Shares that the Family Trust owns beneficially, pursuant to Rule 13d-3 of the Act, is 43,154,032 Issuer Shares, which constitutes approximately 14.4% of the outstanding Issuer Shares.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

(b) Dr. Ji

Dr. Ji has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 37,500 Issuer Shares. As one of three controlling persons of Hongye, Dr. Ji may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 6,250,00 Issuer Shares owned by Hongye. Dr. Ji may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition of 43,154,032 Issuer Shares held in the Family Trust.

Dr. Zhang

Dr. Zhang may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition of 43,154,032 Issuer Shares held in the Family Trust.

Family Trust

Acting through its trustees, the Family Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 43,154,032 Issuer Shares in the aggregate.

(c)	Within the past 60 days of the date of this statement, Dr. Ji indirectly acquired beneficial ownership of the 6,250,000 Issuer Shares purchased by Hongye in the Financing for $0.16 per share of Common Stock, as described in Item 3 above. Additionally, within the past 60 days of the date of this statement, the Family Trust made a gift of an aggregate of 150,000 Issuer Shares in a bona fide gift transaction.

(d)	Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, Issuer Shares owned by such Reporting Person.

(e)	Not applicable.

ITEM	7. Material to Be Filed as Exhibits.

Exhibit Number	Description

Exhibit 1	Joint Filing Agreement, dated May 25, 2012, by and among Henry Ji, Ph.D., Vivian Q. Zhang, Ph.D. and The Ji-Zhang Family Trust, dated May 20, 2010.

Exhibit 2	Amended and Restated Stock Purchase Agreement, dated May 14, 2012, by and among the Issuer and the investors whose names appear on the signature page thereto incorporated by reference to Exhibit 10.b to the Issuer’s Current Report on Form 8-K, dated May 14, 2012, as filed with the SEC on May 14, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 25, 2012

/s/ Henry H. Ji

Henry H. Ji, Ph.D.

/s/ Vivian Q. Zhang

Vivian Q. Zhang, Ph.D.

The Ji-Zhang Family Trust, dated May 20, 2010

By:

      /s/ Henry H. Ji

      Henry H. Ji, Ph.D., co-trustee

      /s/ Vivian Q. Zhang

      Vivian Q. Zhang, Ph.D., co-trustee

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 1	Joint Filing Agreement, dated May 25, 2012, by and among Henry Ji, Ph.D., Vivian Q. Zhang, Ph.D. and The Ji-Zhang Family Trust, dated May 20, 2010.

Exhibit 2	Amended and Restated Stock Purchase Agreement, dated May 14, 2012, by and among the Issuer and the investors whose names appear on the signature page thereto incorporated by reference to Exhibit 10.b to the Issuer’s Current Report on Form 8-K, dated May 14, 2012, as filed with the SEC on May 14, 2012).